[Net2Phone Letterhead]

March 30, 2005

VIA TELECOPIER AND ELECTRONIC TRANSMISSION

Larry M. Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Mail Stop 0407

Re:	Net2Phone, Inc.
Form 10-K for the fiscal year ended July 31, 2004
Filed October 14, 2004

Form 10-Q for the quarter ended October 31, 2004
File No. 0-26763

Dear Mr. Spirgel:

We are responding to what we believe is the one remaining open issue from your letter dated December 15, 2004 (the “Comment Letter”) and our letters to you in response dated January 14, 2005 (the “January Response Letter”) and March 16, 2005 and several follow-up telephone calls, relating to the filings referenced above (the “Filings”). For your convenience, we have repeated the Staff’s comments below prior to our responses.

Form 10-K for the fiscal year ended July 31, 2004

Note 2 – Summary of Significant Accounting Policies

     Revenue Recognition

6.	We note that you recognize revenue from pre-payments for services after you conduct evaluations of outstanding, remaining pre-payment balances and determine, based on historical data, that such balances are not likely to be utilized. Please clarify the nature of these services and tell us the terms of the agreement. Tell us how you determine that it is appropriate to recognize revenue before you have no further obligations with respect to the pre-paid services. Also, describe for us the amount and nature of the historical transactions which you use to support your accounting policy.

Over the ten-year history of Net2Phone, we have offered a wide variety of products and services to our consumer and enterprise customers. These products and services are designed around our Voice over Internet Protocol, or VoIP, technology, which transmits digital voice communications over managed data networks and the Internet. Our prepaid products and services are primarily based on a relatively simple business model. Consumers and resellers buy accounts that contain a certain number of telephony minutes, or are established at a dollar (or other currency) value. We then charge those accounts for telephone call activity. In addition, many of our products and services have monthly or bi-weekly service fees associated with them, and, over a period of time, these fees result in the depletion of the prepaid balances remaining in accounts established with our consumers or resellers. In addition, many accounts are subject to expiration provisions that deplete remaining balances after an established period of non-use or other period of time. We reduce deferred revenue and record revenue to reflect call usage, service charges and the expiration of account balances, if any.

Net2Phone’s operating corporate structure consists primarily of two wholly owned operating subsidiaries, Net2Phone Global Services and Net2Phone Cable Telephony. This response will focus on products and services offered by our Net2Phone Global Services subsidiary, as the deferred revenue liability associated with our Net2Phone Cable Telephony subsidiary represents less than 10% of our overall deferred revenue liability and is currently calculated based upon advance payments of subscriber activation fees, which are in turn based on customer contracted commitment levels. These fees are collected and revenue deferred and recognized over the remaining life of the agreement with the cable operator.

Net2Phone Global Services’ has three divisions: International Communications Services (“ICS”), U.S. Consumer and Global Carrier. Our ICS and U.S. Consumer divisions offer prepaid products and services, and customers establish accounts and fund these accounts with prepayments, which we initially record as deferred revenue. Our Global Carrier division sells wholesale minutes through our VoIP network to other telecommunications providers on a postpaid basis; thus, its activities do not impact our deferred revenue liability. Therefore, this response will focus on the prepaid products and services offered by our ICS and U.S. Consumer division.

International Communication Services

ICS’s major line of business is selling retail and wholesale minutes to overseas resellers, who then sell the minutes directly to end-users. Since approximately two years ago, all new reseller accounts are established with expiration settings. The terms and conditions of expiration settings vary among resellers, but generally expiration is based on a certain number of days from the first billable call. If an account has not had a first billable call, the balance will remain in the account as governed by the terms of the commercial relationship between the parties. To date, ICS has very few, if any, service fees associated with reseller accounts.

It is important to note that there are some legacy accounts in our system which do not have expiration dates or service fees associated with them based on the original reseller agreement. In some cases, we have established and applied expiration periods to these legacy accounts. For example, we have set a 180-day expiration period on legacy reseller accounts, where we did not have a formal expiration period initially established with the reseller, and informed the reseller accordingly.

Our ICS division also offers our VoiceLineSM service to international resellers. VoiceLine allows high-speed data providers to offer their subscribers residential broadband telephony solutions. VoiceLine includes the sale of hardware and a variety of prepaid minute plans, but the primarily business model is based on a flat monthly fee for unlimited calling. VoiceLine is not yet a material contributor to revenue or deferred revenue.

U.S. Consumer Division

Our U.S. Consumer Division offers what we call our “PC-to-Phone” service, our VoiceLine service, and our rechargeable calling card accounts direct to consumers around the world but primarily in the United States. Each of these services is described below:

•	PC-to-Phone – This was our flagship product, which we now provide to consumers globally through our web site. Our PC-to-Phone service facilitates phone calls from personal computers. Most PC-to-Phone accounts expire after 90 days of inactivity according to the terms and conditions agreed to by the consumer when they open their account. However, there are some exceptions that don’t follow the standard expiration and monthly service charge policy due to cross product bundling and various promotional efforts

•	VoiceLine – We began to market a new version of our residential broadband telephony service, under the brand name VoiceLine, directly to consumers from the Net2Phone website in April 2004. VoiceLine is not yet a material contributor to revenue or deferred revenue.

•	Calling Cards/Rechargeable Accounts – We provide domestic VoIP minutes for consumers through the sale of rechargeable prepaid calling cards and virtual accounts. We discontinued our domestic disposable calling card business during the second quarter of fiscal 2004, when we reached a settlement with Union Telecard Alliance (“UTA”), an affiliate of IDT Corporation, our controlling shareholder. We sell rechargeable accounts direct to U.S. consumers primarily through products such as Penny Talk and Net2Phone Direct through our web site. We categorize these products in our management reporting as “Phone-to-Phone” as distinguished from PC-to-Phone. The majority of rechargeable calling card accounts include a monthly service charge that removes a certain dollar amount from their prepaid balance each month, which is recorded as revenue.

As background to our response, we have supplementally provided the SEC with a table indicating the percentage of revenue derived from the above referenced products during the past three fiscal years.

At the inception of our company, we created an operating platform to enable our customers to establish accounts and place telephone calls. This database includes millions of accounts and balances. Until the most recent 18-24 months, very few, if any, of Net2Phone’s products stipulated expiration terms. Therefore, many of these millions of accounts and balances have been inactive for many years and have never been removed from the database. However, since this database is not a financial sub-ledger to the deferred revenue liability account, but rather an operating platform, the balances left on it are not indicative of our true liability to provide services to prepaid customers. Balances remaining in inactive accounts cannot be relied upon as indicative of a liability because of various transactions with those customers that have been recorded through the general ledger but have not been reflected in the database. In addition, other characteristics of the database are not indicative of a liability to provide services. For instance, the database is populated with balances relating to postpaid customers so that those customers can place telephone calls through the platform even though Net2Phone has no deferred liability associated with those accounts. At the end of a monthly billing cycle those accounts are sent a bill for their telephone calling activity but that bill and the payment of that bill are not reflected in the database.

Therefore, a process is in place to evaluate the adequacy of our deferred revenue liability based on a monthly analysis of the operating database through which we identify balances that are true liabilities and compare this relevant information to the balance reflected in our deferred revenue account on the general ledger. If the balance on the general ledger is different from the liability identified through analysis of the operating database, an adjustment is recorded in the deferred revenue liability account.

The first step in the monthly analysis is to classify account balances as active or inactive. If there was usage in or payments made to an account within the last 90 or 120 days (depending on the product) it is classified as active. The 90 day and 120 day periods were determined by calculating the likelihood that accounts that were inactive for various periods would generate any revenue from call activity. These two periods were selected based upon analyses of subsequent quarters to determine whether significant call activity was generated by accounts that had been classified in the prior period as inactive. Overall, we determined that only 2% of monthly prepaid call activity revenue is generated by accounts that had previously been categorized as inactive.

Prior to the current reassessment of this process, which was concluded as of January 31, 2005, the active accounts in one period were then analyzed in subsequent periods to determine whether subsequent activity was nil (no calls) or minimal (1-4 calls). The percentage of balances related to subsequent inactivity would then be deducted from gross active balances to arrive at a net active balance that would be compared to the deferred revenue liability to determine whether an adjustment of the general ledger balance was required.

Beginning as of January 31, 2005, pursuant to an initiative to further refine the control procedures in place to evaluate the adequacy of our deferred revenue liability, we began sorting all accounts for both our ICS and U.S. Consumer Divisions into three categories; “Will Deplete”, “May Deplete”, and “Won’t Deplete”. Accounts directed to the Will Deplete category are accounts that either (i) have an expiration setting that is active, if the expiration setting is based strictly on a set period of inactivity or, (ii) if expiration is dependent on the account having placed a first billable call, a first billable call has been placed, or (iii) have a service charge that will continue to deplete the account until there is a zero balance. Accounts directed to the May Deplete category are those accounts which are not charged a service fee and have an expiration setting that is not yet active, for instance if the expiration setting is dependent on the account placing a first billable call and a first billable call has not yet been placed. If these accounts never place a first call, the funds will remain in the account until such time as we terminate or modify the commercial relationship governing the accounts. Lastly, all accounts directed to the Won’t Deplete category are inactive accounts that do not have an expiration setting nor do they have any service charges applied against them. These are generally legacy accounts that pre-date our procedures that require establishment of service fees or expiration dates on our products and services.

Effective January 31, 2005, all account balances categorized as Will Deplete are included in our deferred revenue account. Minimal (1-4 calls) subsequent call activity is no longer considered as part of the analysis, so we no longer deduct a percentage from gross active balances relating to active accounts from prior periods that we note only conduct minimal calls in future periods. In addition, we now only deduct a percentage from Won’t Deplete gross active balances relating to active accounts from prior periods that we note conduct no calls in the subsequent period. However, in a related sense, for the period ended January 31, 2005, Net2Phone determined that since previously inactive accounts, which would have otherwise been excluded from our deferred revenue balance, have historically generated about 2% of call activity, such amount should be added to the deferred revenue balance.

Also effective January 31, 2005, we include reseller balances in our deferred revenue account that have not been active in the prior 120-day period because, as commercial counterparties, we assume that most resellers would seek to realize value from their prepaid investments by selling their paid balances to end-users. We do, however, exclude certain inactive reseller balances if Net2Phone’s relationship with a reseller has been terminated and no funds are deemed owed to the reseller based on discussions, settlements, and/or restrictions in place preventing access to those balances.

Based on the guidelines set forth in Concepts Statement 5, paragraph 83(b) revenue should only be recognized when it is realized or realizable and earned. In making this determination, Net2Phone recognizes revenue in accordance with SAB 104, in which the SEC staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. Net2Phone currently recognizes revenue on its rechargeable calling cards based on actual usage, as service charges are levied and upon card expiration. Accordingly, the Company recognizes revenue when each of the criteria in SAB 104 is met. Furthermore, we expanded our revenue recognition policy to refer to our evaluation of outstanding, remaining prepaid balances and to more precisely reflect the revenue related characteristics of our current products.

6

During our refinement of our deferred revenue adequacy evaluation processes over the last few months, we documented all of the aforementioned changes and worked hand-in-hand with our independent auditors to ensure our controls in calculating the required adjustment were appropriate. Overall, the aforementioned revisions to the methodology previously utilized to evaluate the adequacy of our deferred revenue liability resulted in an adjustment, which was recorded in the second quarter of fiscal 2005, to increase the deferred revenue liability at January 31, 2005 by $2.0 million from $5.5 million to $7.5 million, with a corresponding decrease to reported revenue from $20.0 million to $18.0 million for the three months ended January 31, 2005 and from $40.3 million to $38.3 million for the six months ended January 31, 2005.

Our calculation of this adjustment was based on the aggregate dollar amounts from our operating database. After an exhaustive and comprehensive review of our entire database history, and utilizing other available data and records, especially because the database is still not governed by the financial controls that would be inherent in a general ledger sub-ledger system, we concluded that we have no way to determine to what periods this adjustment related. Accordingly, we reflected the entire adjustment in the second quarter of fiscal 2005, and we concluded that a restatement would be inappropriate, since no one period or periods would be any more appropriate to reflect this adjustment or a portion of the adjustment than any other period. Our Form 10-Q for the quarterly period ended January 31, 2005 disclosed that we recorded this adjustment during the second quarter of fiscal 2005 and that it was related to our deficient internal financial controls in this area and disclosed the difference between our final revenue amount and the preliminary revenue amount that we previously disclosed in our release of preliminary second quarter fiscal 2005 financial results dated March 9, 2005.

We believe the refinements outlined above provide a reasonable basis for our calculation of our deferred revenue liability, and we have reviewed these procedures with both our internal audit compliance team and our independent auditors, who have agreed with our assessment. Nevertheless, we have established a significant project plan for improvements to the operating database. All existing account balances are being analyzed and those that do not represent a liability of Net2Phone will be removed from the database. Furthermore, with the assistance and input of the audit teams, financial controls will be integrated into the existing operational controls so that this database will serve as a sub-ledger of the deferred revenue liability general ledger account. This project includes team members from the business divisions that utilize the database as an operating platform to interface with our customers, our Finance Department, IT specialists, our internal audit compliance team and our independent auditors. We expect this process to take several months, and as we continue to upgrade our systems we will amend our revenue recognition policy accordingly.

     We hope that the foregoing has been responsive to the Staff’s additional comments and questions. Any questions or comments regarding this letter or the Filings should be directed either to the undersigned at (973) 438-3450 or Glenn J. Williams, Executive Vice President, Business & Legal Affairs and General Counsel, at (973) 438-3066.

Sincerely,

/s/ Arthur Dubroff
Arthur Dubroff
Chief Financial Officer

cc:	Glenn J. Williams, Esq., Net2Phone, Inc.
Marc S. Dieli, Ernst & Young LLP
Robert M. Hayward, Esq., Kirkland & Ellis LLP